SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TURTLE BEACH CORPORATION

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE,

WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $5.00 PER SHARE

(Title of Class of Securities)

900450 107

(CUSIP Number of Class of Securities (Underlying Common Stock))

Megan Wynne

Vice President, Legal & Licensing

Turtle Beach Corporation

100 Summit Lake Drive, Suite 100

Valhalla, NY 10595

Tel: (858) 800-3718

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Tony Y. Chan, Esq.

Dechert LLP

1775 I Street, NW

Washington, DC 20006

Tel: (202) 261-3433

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$37,606,823.65	$4,369.91

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Turtle Beach Corporation common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 4,597,411 shares of Turtle Beach Corporation common stock having a weighted average exercise price of $8.18.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,369.91	Filing Party: Turtle Beach Corporation
Form or Registration No.: 005-85684	Date Filed: April 22, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2015 by Turtle Beach Corporation, a Nevada corporation (“Turtle Beach” or the “Company”), as amended and supplemented by Amendment No. 1 filed with the SEC on April 27, 2015, Amendment No. 2 filed with the SEC on May 8, 2015 and Amendment No. 3 filed with the SEC May 18, 2015, in connection with the offer (the “Offer”) by the Company to eligible stock option holders to exchange certain outstanding eligible stock options to purchase shares of Turtle Beach common stock, $0.001 par value per shares (“Common Stock”), for replacement options that will be granted under Turtle Beach’s 2013 Stock-Based Incentive Compensation Plan upon the terms and subject to the conditions set forth in the Offer to Exchange (as defined below).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 4 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein. This Amendment No. 4 is the final amendment to the Schedule TO and reports the results of the tender offer.

This Amendment No. 4 is filed in satisfaction of the reporting requirements under Rule 13e-4(c)(4) promulgated under the Exchange Act.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

The Offer expired at 8:59 p.m., Pacific Time, on May 19, 2015. Pursuant to the Offer, eligible option holders tendered, and Turtle Beach accepted for cancellation, eligible options to purchase an aggregate of 4,382,916 shares of Turtle Beach common stock from 31 participants, representing approximately 97.2% of the total shares of common stock underlying options eligible for exchange in the exchange offer. On May 20, 2015, Turtle Beach granted new options to eligible option holders to purchase 2,624,657 shares of common stock in exchange for the cancellation of the tendered options. The exercise price per share of the new options granted in the exchange offer was $1.93, the closing price of Turtle Beach’s common stock as reported by The Nasdaq Global Market on May 20, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURTLE BEACH CORPORATION

By:	/s/ Juergen Stark
Juergen Stark
Chief Executive Officer and President

Dated: May 21, 2015